UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EuroSite Power Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29881X100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29881X100	13G	Page 2 of 5

1.	NAME OF REPORTING PERSON American DG Energy Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 41,215,321(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 41,215,321 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,215,321 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.2%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 1,100,000 shares of Common Stock issuable upon the conversion of the outstanding balance of a convertible promissory note, convertible within 60 days of February 14, 2014.

(2)	Based on an aggregate of 57,847,100 shares of Common Stock, which includes 56,747,100 shares of Common Stock that the Issuer advised were outstanding as of February 14, 2014, and 1,100,000 shares of Common Stock that may be acquired within 60 days of February 14, 2014, as described in footnote 1, above.

CUSIP NO. 29881X100	13G	Page 3 of 5

Item 1(a). Name of Issuer:

EuroSite Power Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2(a). Name of Person Filing:

American DG Energy Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

45 First Avenue, Waltham, MA 02451

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number:

29881X100

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP NO. 29881X100	13G	Page 4 of 5

Item 4. Ownership.

(a)	Amount beneficially owned: 41,215,321 shares of EuroSite Power Inc. common stock, par value $0.001 per share (“EuroSite Common Stock”).

(b)	Percent of class: 71.2% (based on 57,847,100 shares of EuroSite Common Stock outstanding, which includes 56,747,100 shares of Common Stock that the Issuer advised were outstanding as of February 14, 2014, and 1,100,000 shares of Common Stock that may be acquired within 60 days of February 14, 2014 ).

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 41,215,321

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 41,215,321

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP NO. 29881X100	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

AMERICAN DG ENERGY INC.

/s/ Jesse T. Herrick
(Signature)

Jesse T. Herrick, Chief Financial Officer
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)